Exhibit 99.2

MANAGEMENT REPORT FOR 2006

The following discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2006 and the notes thereto, which are included in this Annual Report. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron's group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

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TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and from the sale of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") in 2005 and 2006. Total proceeds from exit transactions in the last three years amounted to approximately $375 million. We have used the proceeds to distribute a dividend, in 2005, of $88.5 million to our shareholders and to continue investing in existing and new group companies. Since 2004 we and our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), invested approximately $177 million of which approximately $79 million was in 11 new companies and the balance of approximately $98 million was in existing group companies (mainly in Given Imaging). Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital. However, there is no assurance that a downturn will not re-occur or that the technology sector will continue to grow.

MAJOR TRANSACTIONS AND INVESTMENTS DURING 2006

NEW INVESTMENT IN SAFEND LTD. ("SAFEND"). On January 2, 2006, we completed an investment of approximately $3.7 million in Safend, as part of an aggregate investment of approximately $7.4 million, in consideration for approximately 22% of Safend's equity on a fully diluted basis and on an as converted basis. Safend is an Israeli company which develops comprehensive desktop and laptop endpoint security solutions.

INVESTMENT IN NULENS LTD. ("NULENS"). On March 9, 2006 we made an additional investment of approximately $1.5 million in NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. Our investment was part of an aggregate new investment of approximately $6.0 million, led by Warburg Pincus, a leading global private equity fund. Simultaneously with this round, we invested the second installment of our initial investment in NuLens in April 2005, amounting to $1.1 million. Following the above investments, we hold 25% of NuLens' equity, on a fully diluted and on an as converted basis.

INVESTMENT IN ADVANCED METAL TECHNOLOGY LTD. ("AMT"). The AMT group develops technologies and products based on amorphous metals. In June 2006, AMT completed a financing round of $14 million led by Shamrock Israel Growth Fund, an Israeli private equity fund. We committed to invest an amount of $5 million in two installments, the first of $2.5 million was invested immediately, and an additional aggregate of $2.5 million was invested at the end of 2006 and beginning of 2007. In addition, we and other shareholders converted into equity previously granted loans in the amount of $1.0 million, of which our share was $0.5 million. In connection with the above financing round, AMT issued convertible notes to certain minority shareholders of its affiliates and subsidiaries, in consideration for their holdings in those companies (the "SWAP"). As a result of the SWAP, Elron recorded in 2006 a gain of approximately $1.0 million. Following the above financing round and SWAP, our holdings in AMT decreased from approximately 42% to 34% on an as converted basis.

PURCHASE OF GIVEN IMAGING LTD. ("GIVEN IMAGING") SHARES. During August 2006, we purchased 539,721 shares of Given Imaging on the open market for an aggregate purchase price of approximately $10 million. As a result, our direct and indirect (through RDC) interest in Given Imaging increased from approximately 19.3% to approximately 21.2% of the outstanding shares of Given Imaging. Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, simultaneously purchased the same number of shares of Given Imaging for the same aggregate purchase price and as of December 31, 2006 owns 13.9% of the outstanding shares of Given Imaging. The excess cost of the purchase price over our share in the equity acquired amounted to approximately $8.1 million and was allocated as follows: $6.3 million to intangible assets other than goodwill, such as customer base and technology, $1.0 million to in-process research and development activities ("IPR&D"), and $0.8 million to goodwill. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date, were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are being amortized on a straight-line basis over their expected useful life of 8.5-13.5 years.

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INVESTMENT IN ENURE NETWORKS LTD. ("ENURE"). On August 10, 2006, Enure completed an additional $4 million financing round, of which we invested $0.5 million and $3.5 million was invested by a new investor. This financing round was a continuation of the financing round of $4 million invested by us on October 2, 2005 for 44% of Enure on a fully diluted basis and on an as converted basis. Following the new financing round, our interest in Enure decreased from approximately 44% to approximately 34% on a fully diluted basis and on an as converted basis (or, from approximately 57% to approximately 41% on an outstanding basis), and Elron ceased to consolidate Enure's balance sheet and results of operations. Enure is an Israeli software company engaged in developing solutions in the field of broadband services management and home networks.

NEW INVESTMENT IN NEUROSONIX LTD. ("NEUROSONIX"). On August 27, 2006, we completed an investment of $5 million in Neurosonix as part of an aggregate investment of $12 million. The investment was in two installments the first of $2.9 million was invested immediately, and an additional $2.1 million is subject to the fulfillment of a certain milestone by Neurosonix. Following our aggregate investment, we will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures.

NEW INVESTMENT IN ATLANTIUM INC. ("ATLANTIUM"). On October 23, 2006, we completed an investment of $10 million in Atlantium in consideration for approximately 26% of Atlantium's equity on a fully diluted basis and on an as converted basis. The investment was part of an aggregate investment of $17 million of which $7 million was a conversion of loans previously granted by existing shareholders of Atlantium. Atlantium, an Israeli-based water technology company, provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology.

MAJOR TRANSACTIONS COMPLETED BY GALIL MEDICAL LTD. ("GALIL"). Galil Medical develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.

On December 8, 2006 Galil completed a $40 million financing led by U.S. venture capital funds (Thomas, McNerney & Partners, The Vertical Group and Investor Growth Capital)(the "new investors"). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, including Elron's subsidiary, RDC, for approximately $8 million of which approximately $2.7 million was purchased from RDC. In addition, loans in the amount of $4 million previously granted to Galil by Elron, RDC and DIC, were converted into shares of Galil. Following the above transactions, Elron and RDC hold approximately 12% and 17%, respectively, of Galil's outstanding shares (approximately 20% directly and indirectly through RDC), and Elron ceased to consolidate Galil's balance sheet and results of operations.

On December 8, 2006 Galil also completed the sale its 25% interest in Oncura Inc. ("Oncura") to Oncura's 75% shareholder and purchased from Oncura the urology related cryotherapy business for a net consideration of $20 million. Following the transaction, the cryotherapy business is solely owned and operated by Galil. Galil's results of operations in 2006 include a loss from the sale of Oncura, of which Elron's share is approximately $0.6 million.

3DV SYSTEMS LTD ("3DV"). On December 12, 2006, 3DV completed a financing round of approximately $15 million, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund. The investment was in two installments, the first of which, in the amount of $9 million, was invested immediately. The second installment will be invested upon completion of a milestone as defined in the share purchase agreement. In addtion, as part of the financing round, loans in the amount of $5.1 million previously granted to 3DV by Elron and RDC, were converted into shares of 3DV. As part of the first installment we and RDC invested together an amount of approximately $1.1 million and converted $5.1 million previously granted loans. Following the completion of the aggregate investment, Elron and RDC will hold approximately 22% and 32%, respectively, of 3DV's outstanding shares (approximately 37% directly and indirectly through RDC). Currently Elron and RDC hold approximately 26% and 37%, respectively, of 3DV's outstanding shares (approximately 44% directly and indirectly through RDC). Following the financing round, since Elron does not control 3DV, Elron ceased to consolidate 3DV's balance sheet and results of operations. 3DV develops a unique video camera technology capable of capturing the depth dimension of objects in real time and it aims to initially supply camera chipsets to the video gaming and PC webcam markets.

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SALE OF OUR HOLDINGS IN PARTNER COMMUNICATIONS COMPANY LTD ("PARTNER"). On
December 31, 2006, we completed the sale of all of the remaining shares of Partner held by us, for approximately $39.9 million, resulting in a gain, net of tax, of approximately $21.2 million.

NETVISION LTD. ("NETVVISION"). On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and the merger between NetVision and GlobCall Communications Ltd. ("Globcall"), following which NetVision purchased from Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and purchased from DIC, all of GlobeCall's issued share capital in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobCall Merger"). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision's valuation was estimated to be between 533 million NIS (approximately $122 million) and 621 million NIS (approximately $142 million), Barak's valuation was estimated to be between 456 million NIS (approximately $105 million) and 529 million NIS (approximately $121 million), and GlobCall's valuation was estimated to be between 67 million NIS (approximately $15 million) and 90 million NIS (approximately $21 million). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are all part of the IDB group.

Following the transactions, Elron's, DIC's and Clal's holdings in NetVision are approximately 18%, 25% and 29%, respectively. As part of the transactions, a shareholders agreement was executed between Elron, DIC and Clal, in connection with voting at shareholders meetings including the appointment of directors.

CHIPX INC. ("CHIPX"). ChipX Corporation, in which we hold 29%, a provider of differentiated ASIC solutions, completed in February 2007 the acquisition of the US ASIC business assets of Oki Semiconductor Company, a division of Oki America Inc. Oki is a global semiconductor company headquartered in Japan with offices worldwide offering a full range of digital integrated circuits from real time controllers, to micro processors and network devices focusing on the Communication and Security industries. In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki semiconductor's technology, libraries and foundry services. This transaction will boost ChipX's ASIC team capabilities and enable it to offer its customers a range of differentiated ASIC solutions of embedded arrays, gate arrays, structured ASICs and standard cell ASICs.

NEW INVESTMENT IN AQWISE - WISE WATER SOLUTIONS LTD. ("AQWISE"). On March 15, 2007 we completed the acquisition of approximately 34% of the outstanding shares of AqWise, an Israeli-based water technology company, from certain existing shareholders of AqWise in consideration for approximately $3.4 million. AqWise provides advanced biological wastewater treatment technologies which increases capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology. AqWise's solutions are successfully implemented worldwide in over 20 municipal and industrial plants, in various fields: pulp and paper, food and beverage, agricultural wastewater, chemical plants and aquaculture farms.

OTHER MAJOR EVENTS

CLAIM BY RAFAEL. On September 20, 2006 Rafael Armaments Development Authority Ltd. ("Rafael") filed a claim with the Tel Aviv District Court against our 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense. The parties have agreed to refer to mediation proceedings. Based on legal advice, we are of the opinion that DEP and RDC have good defense arguments, which, more likely than not, will cause dismissal of the claim.

ADDITIONAL CLAIMS

During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including Elron and certain of its officers and former officers) in the action filed by institutional investors and others in 1999 (see Note 15(e) in our Consolidated Financial Statements as of December 31, 2006) and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense. The procedural manner in which the case will be handled has still not been determined. We deny the allegations set forth in the claims and based on legal advice received, our management is of the opinion that we have good defense arguments which, , which, more likely than not, will cause dismissal of the claims.

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DIC TENDER OFFER. On October 25, 2006 DIC commenced a tender offer (the "Offer")
to purchase up to 4,440,000 of our ordinary shares (approximately 15% of our outstanding shares) for $12 per share, net to the seller in cash, less any required withholding taxes and without interest. On November 30, 2006, DIC purchased pursuant to this tender offer, an additional 1.2% of our outstanding shares, following which, DIC's interest increased from approximately 48% to approximately 49% of our outstanding shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Following the sale of our shares in Elbit Systems in 2004, we announced that, as a result of the transaction, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for 2004. This would result in adverse tax consequences for our U.S. shareholders but not for Elron. Following a review of our position and consulting with our advisors on this matter in 2004, and based on certain assumptions and facts known at that time (which we believe have not changed), we believe there is substantial authority for the position that we can rely on the "change of business" exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended. Substantial authority is generally sufficient to support a return reporting position. Pursuant to this exception, in order to avoid PFIC status in 2004, among other requirements, we cannot be a PFIC in 2005 or 2006 or in any year prior to 2004 (which we believe was not the case).

We believe that we would not be treated as a PFIC for 2005. The determination for 2006 is currently under evaluation. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets, there can be no assurance with respect to the position of the Internal Revenue Service or a court of law as to our status as a PFIC. We will advise our shareholders with respect to our 2006 status as soon we have concluded our determination which we expect to conclude prior to filing our Annual Report on Form 20F for 2006 expected to be filed in the second quarter of 2007. Therefore, it is unclear whether the "change of business" exception would ultimately be satisfied for 2004. We cannot assure shareholders that the IRS will not challenge our reliance on the "change of business" exception or our assumptions used in determining our percentage of passive assets and income. If there are such challenges, we could be classified as a PFIC for 2004, even if we are not a PFIC in 2005 and 2006. Furthermore, there can be no assurance that we will not become a PFIC in the future.

Elron does not provide U.S. tax advice and shareholders are urged to consult their own tax advisors.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

      o     Principles of accounting for holdings in group companies

      o     Business combinations and purchase price allocation

      o     Impairment of goodwill and other intangible assets

      o Other-than-temporary decline in value of investments in group companies

      o     Accounting for income taxes

PRINCIPLES OF ACCOUNTING FOR HOLDINGS IN GROUP COMPANIES

      The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

CONSOLIDATION. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an

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evaluation of several factors, including, among others, our representation on the board of directors and any minority participating rights and other factors which require management to make judgment and involve the use of significant estimates and assumptions.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company. However, when a complex ownership structure exists, such as when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses cannot be allocated to the minority shareholders that would reduce the carrying amount of the minority investment to the lower of the amount invested or liquidation value of the security.

      Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (FIN 46R), which replaced FIN
46. FIN 46R defines the provisions under which a Variable Interest Entity ("VIE") should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope, such as that an entity that is deemed to be a business need not be evaluated to determine if it is a VIE unless one of the conditions specified in FIN 46R exists. FIN 46R requires a VIE to be consolidated by the party with an ownership, contractual or other pecuniary interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary.

      As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities, they are currently engaged in, without additional support from other parties and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

      Our assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involved estimation of whether a group company can finance its current activities, or until it reach profitability, without additional subordinated support.

      As of December 31, 2006, Wavion, in which we hold approximately 38% and Enure, in which we hold approximately 41% are considered to be a VIE, but Elron is not their primary beneficiary. As of December 31, 2006, our maximum exposure to loss as a result of our involvement in Wavion and Enure does not exceed the carrying value of our investment in these companies in the amount of approximately $0 and $2.2 million, respectively.

EQUITY METHOD. Group companies which we do not control, but over whom we exercise significant influence over the operating and financial policies and in which we hold common stock or in-substance common stock as defined in EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14") (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence.

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      EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among others, in preferred shares which include rights, among others, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, new companies in which we invested in the fourth quarter of 2004 and during 2005 and 2006, namely Jordan Valley Semiconductors Ltd. ("Jordan Valley"), Impliant Inc., Teledata Networks Ltd. ("Teledata"), NuLens, BrainsGate, Safend, Neurosonix, Atlantium and Enure are being accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance-common stock. Any assessment of whether we hold in substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

      We also account for our interests in private equity funds under the equity method of accounting, based on our holding percentage.

      Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. In circumstances where the equity method is being applied, our ownership in an investee is in the form of a preferred security or other senior security and the investment in common stock is zero, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

OTHER METHODS. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under two different methods:

      o Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.

      o Marketable securities which are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected in other comprehensive income
            (loss). When realized, gain or loss is included in our results of operations.

See below for a discussion of "Other-Than-Temporary Decline in Value of Investments in Group Companies".

BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATION

      Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company's assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

      The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, IPR&D activities, and to goodwill. The amount allocated to IPR&D is being charged immediately to our results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2006 and 2005, IPR&D charges amounted to $0.9 million and $1.1 million (which are part of our share in the net income or loss of affiliated companies). IPR&D in 2006 resulted mainly from the purchase of Given Imaging shares for approximately $10 million.

      Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment which can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, their respective useful lives and the investments in companies is exposed to future adverse changes which can result in a charge to our results of operations (See also "Other-Than-Temporary Decline in Investments in Group Companies" under this section).

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

      We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2006, no impairment of goodwill was recorded. In 2005 a goodwill impairment charge in the amount of $1.3 million was recorded with respect to the operation of the Elron Telesoft in light of its results of operation (following the sale of this business, these charges were reclassified as part of the loss from discontinued operations in the statements of operations). At December 31, 2006, consolidated goodwill amounted to approximately $2.7 million.

      Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. Intangible assets with an indefinite useful life are tested for impairment at least annually by comparing the fair value of the intangible asset to its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries which are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. In 2006 and 2005, no impairment of other intangible assets was recorded. At December 31, 2006, consolidated intangible assets, other than goodwill, amounted to approximately $2.8 million.

OTHER-THAN-TEMPORARY DECLINE IN VALUE OF INVESTMENTS IN GROUP COMPANIES

      At the end of each reported period we evaluate whether an other-than-temporary decline in the value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

      An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include, among others, recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2006 and 2005 we recorded write-downs in the amounts of $6.1 million and $6.0 million, respectively, with respect to certain group companies mainly with respect to Oncura.

ACCOUNTING FOR INCOME TAXES

      At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase (or decrease) the valuation allowance and therefore we may be required to include an expense (or income) within the tax provision in our statement of operations.

      As of December 31, 2006, deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in future years amounted to approximately $9.2 million ($6.5 million as of December 31, 2005). In 2006, we reduced our previous valuation allowance by $6.7 million, which included $3.0 million as a result of a continued increase in the market price of certain of our marketable securities against which we assumed our carryforward losses can be realized in the future years, and $3.7 million as a result of Elbit Ltd.'s ("Elbit") (a wholly owned subsidiary) receipt of final tax assessment. In 2005, we reduced our previous valuation allowance by $19.6 million, which included $13.3 million as a result of Elbit's receipt of final tax assessment (of which $3.9 million was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses of Elbit incurred in periods prior to our acquisition of Elbit) and $5.0 million as a result of the sale of our holdings in Elron Telesoft in 2005.

      Deferred tax liabilities as of December 31, 2006 amounted to $1.4 million mainly with respect to a real estate held by us and our investment in Given Imaging which is accounted under the equity method. In 2005, deferred tax liabilities amounted to $9.5 million, mainly with respect to our investment in Partner which was accounted for as available-for-sale securities (and was sold in 2006) and with respect to our investment in Given Imaging.

      As of December 31, 2006 Elron had carryforward losses of approximately $76 million.

      In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We are currently reviewing this new standard to determine its effects, if any, on our results of operations.

BASIS OF PRESENTATION

CONSOLIDATION. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

                               Year ended December 31,
------------------------------------------------------------------------------------
                  2006                                       2005
----------------------------------------   -----------------------------------------
RDC                Medingo(2)   Enure(3)   Elron TeleSoft(1)   SELA         Starling
Galil Medical(5)   3DV(4)                  RDC                 Medingo(2)   Enure(3)
SELA               Starling                Galil Medical       3DV

      (1)   Sold on December 29, 2005.

      (2)   Medingo was established by RDC in the fourth quarter of 2005.

      (3) Enure has been consolidated since its acquisition, in the beginning of the fourth quarter of 2005 and ceased to be consolidated from August 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

      (4) 3DV has been consolidated through December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

      (5) Galil Medical has been consolidated through December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

EQUITY METHOD. Our main group companies held by us or through Elbit, DEP, Galil Medical (through December 2006) and/or RDC accounted for under the equity method of accounting include:

                                 Year ended December 31,
------------------------------------------------------------------------------------------
                  2006                                          2005
----------------------------------------   -----------------------------------------------
Given Imaging      3DV(4)   Notal Vision   Given Imaging           Wavion         Pulsicom
Oncura (2)         ChipX    CellAct(5)     Oren Semiconductor(1)   Notal Vision   CellAct
Galil Medical(3)   Wavion   Pulsicom       NetVision               AMT
NetVision          AMT                     ChipX                   Oncura

      (1)   Sold on June 10, 2005.

      (2) Through December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

      (3) Since December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

      (4) Since December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

      (5) Sold in February 2007 for $0.8 million, resulting in a gain of $0.5 million to be recorded in the first quarter of 2007.

OTHER INVESTMENTS. Our main group companies held by us which are accounted for under the cost method or as available-for- sale include:

COST:

                                 Year ended December 31,
------------------------------------------------------------------------------------------
                 2006                                           2005
---------------------------------------    -----------------------------------------------
Jordan Valley   BrainsGate  Neurosonix     Jordan Valley        BrainsGate
Impliant        NuLens      Atlantium      Impliant             NuLens
Teledata        Safend      Enure(1)       Teledata

      (1) From August 2006 (see under "MAJOR TRANSACTION AND INVESTMENTS IN 2006").

AVAILABLE-FOR-SALE SECURITIES-

As of December 31, 2006 - Elbit Vision Systems ("EVS") and M-Wise. As of December 31, 2005 - Partner and EVS.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005.

The following tables set forth our results of operations in the reported period:

                                        YEAR ENDED DECEMBER 31,
                                 --------------------------------------
                                      2006                  2005
                                 ---------------     ------------------
                                 (MILLIONS OF $, EXCEPT PER SHARE DATA)

          Net income                    3.0                 47.3
          Net income per share         0.10                 1.61

The net income we reported in 2006 included a gain, net of tax, of approximately $21.2 million resulting from the sale of Partner's shares in consideration for $39.9 million. The gain from the sale of Partner's shares includes approximately $3.7 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following Elbit's receipt of a final tax assessment. In addition, we recorded an additional tax benefit of approximately $3.0 million resulting from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities. The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $22.7 million in 2006 which included a $4.8 million amortization of intangible assets related to the purchase of Given

Imaging shares in 2004 and 2006 (including a $1.0 million write-off of IPR&D), and a gain in the amount of $2.5 million resulting from the completion of the financing round in 3DV.

The net income we reported in 2005 included the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax, of approximately $45.4 million resulting from the sale of Partner's shares in consideration for $94.0 million. This gain included approximately $9.4 million from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following our receipt of a final tax assessment;

(ii) a gain, net of tax, of approximately $17.2 million resulting from the sale of Oren's shares in consideration for $20.3 million in cash and Zoran Corporation shares;

(iii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and

(iv) a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred on our investment in Elron Telesoft.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $23.0 million in 2005.

Subsequent to the sale of Elron Telesoft we operate in one segment. The following table summarizes our operating results:

                                                               Year ended December 31,
                                                               -----------------------
                                                                  2006         2005
                                                               ----------   ----------
                                                                   (millions of $)
Net revenues                                                      12.9         12.6
Net loss from equity investments                                 (17.7)       (17.5)
Gains from disposal of business and affiliated companies and
   changes in holdings in affiliated companies                     2.5         23.3
Other income, net                                                 29.3         58.6
Finance income, net                                                4.1          5.5
                                                               -------      -------
   Total income                                                   31.0         82.5
                                                               -------      -------
Cost of revenues                                                   6.6          7.9
Operating expenses(1)                                             29.5         17.8
Amortization of other assets                                         -          0.4
Total costs and expenses                                          36.1         26.1
                                                               -------      -------
Gain (loss) from continuing operations before income taxes        (5.1)        56.5
Income taxes                                                      (1.1)       (10.5)
Minority interest                                                  9.2          5.2
                                                               -------      -------
Net income from continuing operations                              3.0         51.2
                                                               -------      -------
Discontinued operations of the ET group(2)                           -         (3.9)
Net income                                                         3.0         47.3
                                                               -------      -------

      (1) Excluding amortization of intangible assets which are presented separately.

      (2) In December 2005, we sold all our holdings in the Elron Telesoft which was focused on telecom network management products and services, and accordingly the prior period results have been reclassified as discontinued operations.

The following table sets forth the composition of the discontinued operating results of the Elron Telesoft:

                                                   Year ended December 31, 2005
                                                  ------------------------------
                                                          (millions of $)
      Loss from operations                                     (4.1)
      Gain on disposal                                          0.2
                                                               ----
      Loss from Discontinued operations                        (3.9)
                                                               ----

Elron Telesoft's loss recorded in 2005 includes goodwill impairment in the amount of $1.3 million.

INCOME

NET REVENUES. Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth these revenues:

                                             Year ended December 31,
                                               2006          2005
                                             --------      ---------
                                                (millions of $)
           Galil Medical                          8.5            8.3
           SELA                                   4.2            4.2
           Other                                  0.2            0.1
                                             --------      ---------
                                                 12.9           12.6
                                             --------      ---------

In 2006, Galil Medical recorded revenues of $8.5 million, compared to $8.3 million in 2005. Through December 2006 Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, which it sold in December 2006. At the same time Galil purchased from Oncura the urology related cryotherapy business.

SHARE IN NET LOSSES OF AFFILIATED COMPANIES. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $17.7 million in 2006, compared to $17.5 million in 2005. Our share in net losses of affiliated companies in 2006 included a $4.8 million amortization of intangible assets related mainly to the purchase of Given Imaging shares in 2004 and 2006 (including a $0.9 million write-off of IPR&D) (in 2005, amortization of intangible assets related to our investment in Given Imaging amounted to $3.6 million) and a $6.1 million impairment charge in Galil Medical's investment in Oncura ($2.5 million after minority interest) (in 2005 - $5.1 in Galil Medical's investment in Oncura, $2.1 million after minority interest).

HIGHLIGHTS OF THE RESULTS OF OPERATIONS OF OUR MAJOR AFFILIATES:

GIVEN IMAGING (NASDAQ: GIVN) (A 21% HOLDING DIRECTLY AND INDIRECTLY THROUGH
RDC). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $95.0 million in 2006, an increase of approximately 9.5% over the revenues recorded in 2005 of $86.8 million. Given Imaging's net loss in 2006 was $1.5 million, compared to net income of $6.3 million in 2005. Given Imaging's results in 2006 included the impact of $5.2 million in compensation expenses due to the impact of FAS 123R, which was adopted by Given Imaging as of the beginning of 2006, Given Imaging non-GAAP net income in 2006 (which excludes FAS 123R impact) amounted to $3.7 million.

NETVISION (A 36% HOLDING AS OF DECEMBER 31, 2006 (APPROXIMATELY 18% FOLLOWING THE MERGER WITH BARAK AND GLOBCALL IN JANUARY 2007 ) (TASE: NTSN). NetVision's revenues increased in 2006 by 18.6% to $96.0 million from $80.9 million in 2005 and its broadband customer base at December 31, 2006 reached approximately 310,000 compared to 272,000 in 2005. NetVision's operating income in 2006 increased by 43% to $14.8 million, compared to $10.3 million in 2005 and its net income amounted to $12.7 million compared to $5.9 million in 2005. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2006 according to which $1.00 equaled NIS 4.225.

On January 25, 2007, NetVision completed the merger with Barak and the merger with Globcall. See above under "Major Transactions and Investments During 2006".

WAVION (A 38% HOLDING). Wavion is a developer of broadband wireless access systems for Wi-Fi networks. Wavion's net loss amounted to $7.8 million in 2006 compared to $6.3 million in 2005. The increase in Wavion's loss resulted mainly from an increase in Wavion's marketing expenses relating to the launch of its product. In May 2006, Wavion completed a private placement of $3.6 million from existing shareholders.

CHIPX (A 29% HOLDING). ChipX is a provider of differentiated ASIC solutions. ChipX's revenues in 2006 amounted to $14.8 million, compared to $14.7 million in 2005, and its net loss amounted to $6.4 million, compared to $6.3 million in 2005. In May 2006, ChipX completed a private placement of $6.0 million from existing shareholders, the proceeds of which will be used to finance its sales and marketing activities. We invested approximately $2.3 million in this round resulting in the increase in our interest in ChipX to 26%, on a fully diluted basis. In February 2007, ChipX completed the acquision of the US ASIC business assets of Oki Semiconductor Company (see above under "Major Transactions and Investments During 2006").

AMT (A 34% HOLDING). AMT's consolidated revenues in 2006 amounted to $4.1 million, compared to $2.9 million in 2005 and its consolidated net loss amounted to $8.1 million, compared to $4.6 million in 2005. In June 2006, AMT completed a financing round of $14 million, (see above under "Major Transactions and Investments During 2006").

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

RESULTS OF OPERATIONS OF SIGNIFICANT GROUP COMPANIES WHICH ARE ACCOUNTED FOR OTHER THAN UNDER THE EQUITY METHOD OF ACCOUNTING AND WHOSE RESULTS DO NOT AFFECT OUR RESULTS OF OPERATIONS.

TELEDATA (A 21% HOLDING). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Teledata's revenues in 2006 amounted to $28.1 million compared to $55.9 million in 2005 and its net loss amounted to $14.8 million in 2006 compared to a net income of $1.8 million in 2005. The decrease in revenues, which resulted in net loss for 2006, was mainly due to increased competition, reduction of prices in the market and delays in the receipt of new projects.

JORDAN VALLEY (A 27% HOLDING). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley's revenues in 2006 increased to $13.0 million from $10.4 million in 2005. Jordan Valley's net loss in 2006 was $0.5 million, compared to $0.1 million in 2005.

During 2006, NULENS (a 29% holding), BRAINSGATE (a 22% holding) and NEUROSONIX (a 16% holding), achieved major development milestones as they started in 2006 clinical trials in humans and IMPLIANT (a 22% holding), started clinical trials for FDA approval.

GAINS FROM DISPOSAL OF BUSINESS AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in 2006 amounted to $2.5 million, compared to $23.3 million in 2005. The gain in 2006 resulted primarily from the following: (i) $1.0 million gain from the SWAP in AMT; (ii) $1.8 million gain from the decrease in our holding in NetVision as a result of option exercises and debenture conversions; and (iii) a loss of $1.0 million from the decrease in our holding in Given Imaging as a result of option exercises.

The gain in 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren's shares for $20.3 million; (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and (iii) a gain of $1.2 million (which after minority interest and income taxes amounted to $0.5 million) resulting from the exercise of a call option granted to a former senior executive of RDC to purchase 70,200 shares of Given Imaging for an aggregate exercise price of approximately $12 thousand.

OTHER INCOME, NET. Other income, net, amounted to $29.3 million in 2006 compared to $58.6 million in 2005. The gain in 2006 was primarily due to (i) a $25.0 million gain (which after income taxes amounted to $21.2 million) from the sale of all of our remaining shares of Partner (3,914,715 shares) for approximately $39.9 million; (ii) a gain from dividend received from Partner in the amount of $1.8 million; and (iii) a $2.7 million gain resulting from the settlement of Mediagate's bank loan.

In 2005 the gain was primarily due to the following: (i) a $56.4 million gain (which after income taxes amounted to $45.4 million) from the sale of 12,765,190 shares of Partner for approximately $94.0 million; (ii) a gain of $1.1 million

($0.7 million net of tax) from the sale of Zoran's shares received as part of the consideration for Oren's shares; and (iii) a gain from dividend received from Partner in the amount of $0.4 million.

FINANCE INCOME, NET. Finance income, net, amounted in 2006 to $4.1 million, compared to $5.5 million in 2005. The decrease in finance income is mainly due to the effect of lower cash and debenture balances, which was partially offset by an increase in interest rates, during 2006 as compared to 2005.

EXPENSES

COST OF REVENUES. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical (through December 2006) and SELA. Cost of revenues in 2006 amounted to $6.6 million, compared to $7.9 million in 2005.

OPERATING EXPENSES. Operating expenses were comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical, SELA, Starling and 3DV. The following table sets forth operating expenses (excluding amortization of intangible assets which is presented separately and amounted to $0.4 million in 2006 and $0.4 million in 2005, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):

                                                         Year ended December 31,
                                                         -----------------------
                                                            2006         2005
                                                         ----------    ---------
                                                             (millions of $)
   Corporate                                                    6.5          6.9
   Galil Medical(1)                                             4.4          2.8
   SELA                                                         3.5          3.1
   Starling                                                     5.8          2.4
   3DV(1)                                                       2.6          1.9
   Medingo(2)                                                   3.0          0.5
   Enure(3)                                                     1.9          0.3
   RDC                                                          1.8            -
                                                         ----------    ---------
                                                               29.5         17.8
                                                         ----------    ---------

      (1) Galil Medical's and 3DV's results have been consolidated through December 2006.

      (2)   Established in the fourth quarter of 2005.

      (3)   Enure's results have been consolidated through August 2006.

Corporate operating expenses in 2006 amounted to $6.5 million compared to $6.9 million in 2005. The decrease resulted mainly from a decrease in salaries and related expenses.

Operating expenses of Galil Medical in 2006 amounted to $5.6 million, as compared to $2.8 million in 2005 and its operating results amounted to operating loss of $2 million compared to $0.5 million in 2005. Following the purchase of the cryotherapy business from Oncura, Galil is focused in the marketing and sale of therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. In addition, Galil is currently focused on the development of the cryotherapy technology for application in the women's health field. In November 2005, Galil Medical's cryotherapy products received FDA clearance for the treatment of breast fibroadenoma (non cancerous breast lumps).

SELA's operating expenses amounted to $3.5 million in 2006, compared to $3.1 million in 2005 and its operating loss amounted to $1.0 million compared to an operating income of $0.7 million in 2005.

Starling's operating expenses and operating loss amounted to $5.8 million in 2006 compared to $2.4 million in 2005. The increased loss resulted mainly from the increase in development expenses.

Medingo, which was established in the fourth quarter of 2005, recorded operating expenses in the amount of $3.5 million which include mainly research and development expenses incurred in the development of its miniature disposable insulin pump for insulin-dependent diabetic patients.

RDC's operating expenses (excluding employee stock option related expenses) in 2006 amounted to $1.5 million, compared to $1.3 million in 2005. Option related expenses amounted in 2006 to $0.3 million, compared to income of

$1.3 million in 2005, which resulted primarily from the decrease in the fair value of call options to purchase shares of affiliated companies.

INCOME TAXES. Income taxes, net, in 2006 were $1.1 million resulting mainly from the income taxes on the gain from the sale of our remaining shares of Partner in the amount of $3.8 million (which included an offset of $3.7 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment). These were partially offset mainly by tax benefit of approximately $3.0 million from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

Income taxes, net, amounted in 2005 to $10.5 million which included mainly $11.0 million of income taxes with respect to the gain resulted from the sale of Partner shares (which included an offset of $9.4 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment), $2.4 million resulting from the sale of Oren shares and approximately $3.0 million in respect of financing income. These were partially offset mainly by a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance due to the sale of the Elron Telesoft group and an approximately $1.2 million adjustment of a prior year tax provision in Elbit.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at December 31, 2006, were approximately $128.7 million compared with $143.8 million at December 31, 2005. At December 31, 2006, corporate cash, debentures and deposits were $123.5 million compared with $133.8 million at December 31, 2005.

The main sources of corporate cash and other liquid instruments in 2006, were $39.9 million of proceeds from the sale of Partner shares and $1.8 million dividend received from Partner.

The main uses of corporate cash and other liquid instruments in 2006, were $52.5 million of investments (including loans) in new and existing group companies as detailed below (in millions of $):

      Consolidated companies*
      ------------------------------------------
      Starling                                                               1.7
      3DV                                                                    1.3
      Medingo                                                                2.0
      RDC                                                                    5.0
                                                                            ----
                                                                            10.0
      Affiliated companies and other investments
      ------------------------------------------
      Given Imaging                                                         10.0
      Atlantium                                                             10.0
      Partner                                                                5.3
      Safend                                                                 3.5
      AMT                                                                    3.2
      Neurosonix                                                             2.9
      Nulens                                                                 2.6
      ChipX                                                                  2.3
      Wavion                                                                 1.4
      Other                                                                  1.3
                                                                            ----
                                                                            42.6
                                                                            ----
      Total corporate investments                                           52.5
                                                                            ----

   * These investments do not affect the cash included in the consolidated financial statements.

In addition during 2006, RDC invested an amount of $6.3 million, all of which in consolidated subsidiaries.

Consolidated working capital at December 31, 2006 amounted to $113.5 million compared to $136.2 million at December 31, 2005. The decrease is mainly due to the decrease in corporate cash and other liquid instruments.

At December 31, 2006, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of Obligation        2007        2008        2009        2010        Total
------------------        ----        ----        ----        ----        -----
Loans from banks           1.2           -           -           -          1.2
Loans from other           2.9           -         2.1           -          5.0
Leases                     0.7         0.6         0.5         0.3          2.1

Consolidated loans at December 31, 2006, were approximately $6.2 million, compared to $7.4 million at December 31, 2005. In the first quarter of 2006 MediaGate's bank loan in the amount of approximately $2.8 million was settled in consideration for $0.1 million. As a result, we recorded in the first quarter of 2006 a gain of approximately $2.7 million.

Subsequent to December 31, 2006 and through April 15, 2007, we invested an additional aggregate amount of approximately $6.5 million as detailed below:

      Consolidated companies*
      ------------------------------------------
      Starling                                                               0.4
                                                                             ---
                                                                             0.4
                                                                             ---
      Affiliated companies and other investments
      ------------------------------------------
      Wavion                                                                 0.8
      AMT                                                                    1.8
      Aqwise                                                                 3.4
      Other                                                                  0.1
                                                                             ---
                                                                             6.1
                                                                             ---
      Total corporate investments                                            6.5
                                                                             ---

   * These investments do not affect the cash included in the consolidated financial statements.

Tax liability in the amount of $7.3 million, mainly with respect to the sale of Partner shares, is expected to be paid in the first quarter of 2007.

Our investment policy for managing our funds is in general to invest in bank deposits, U.S. government securities with high liquidity and corporate debentures with high liquidity and a high quality rating.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at December 31, 2006, was approximately $297.5 million, representing approximately 91% of the total assets compared with $302.1 million, representing approximately 85% of total assets at December 31, 2005.

QUALITIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. As part of this policy, in 2006 we hedged the dollar value of the expected proceeds from the sale of our shares in Partner.

INTEREST RATE RISKS. We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2006, we held US government debentures with a market value of approximately $47.8 million and corporate debentures with a market value of approximately $8.1 million. The market value of the debentures depends on changes and expectations of changes in the interest rates in the U.S. and general market conditions in the United

States. At December 31, 2006, most of our debentures and short-term deposits were fixed rate based with an average annual rate of 4.9% and a weighted average maturity of approximately 2.1 years.

EXCHANGE RATE RISK. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. See above regarding the hedging of the dollar value of the proceeds from the sale of our shares in Partner.

EQUITY PRICE RISK. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2006 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging and NetVision. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2006, the market value of our and RDC's holdings in public securities was approximately $197.0 million. At December 31, 2006, no instruments were used to hedge the risk of equity price fluctuations.

                                    # # # # #

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